UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   )*

AMERICAN RESIDENTIAL INVESTMENT TRUST, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02926T-10-3

(CUSIP Number)

03/04/2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 405217100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The TCW Group, Inc., on behalf of the TCW Business Unit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 522,500

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 522,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 522,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%(see response to Item 4)

12.	Type of Reporting Person (See Instructions) HC/CO

TCW/Crescent Mezzanine Partners, L.P., a Delaware limited partnership (“Partners”), TCW/Crescent Mezzanine Investment Partners, L.P. , a Delaware limited partnership (“Investment Partners”), TCW/Crescent Mezzanine Trust, a Delaware business trust (“Trust”), TCW Shared Opportunity Fund II, L.P., a Delaware limited partnership (“SHOP”), Crescent/Mach I Partners, L.P., a Delaware limited partnership (“CMI”, and, together with Partners, Investment Partners, Trust and SHOP, the “Funds”), The TCW Group, Inc., a Nevada corporation (“Group”), TCW/Crescent Mezzanine, LLC, a Delaware limited liability company (“Mezzanine”), TCW Investment Management Company, a California corporation (“TIMCO”), TCW Asset Management Company, a California corporation (“TAMCO”), Crescent/Mach I G.P. Corporation, a Texas corporation (“CMIGP”, and, together with the Funds, Group, Mezzanine, TIMCO and TAMCO, the “TCW Reporting Persons”)), and Home Asset Management Corporation, a Delaware corporation (“HAMCO”, and together with the TCW Reporting Persons, the “Reporting Persons”) originally filed a Statement on Schedule 13D  with respect to the securities of the Issuer on October 6, 2003 (the “Original Schedule 13D”).

The number of securities reported herein reflects the sale by HAMCO on March 4, 2004, of 1,100,000 shares of Common Stock at a price of $9.50 per share.

Item 1.
(a)	Name of Issuer American Residential Investment Trust, Inc.
(b)	Address of Issuer’s Principal Executive Offices 10421 Waterbridge Circle, Suite 250 San Diego, California 92121

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship The TCW Group, Inc., on behalf of the TCW Business Unit 865 South Figueroa Street Los Angeles, CA 90017 (Nevada Corporation)
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 02926T-10-3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G); (see Item 7) The TCW Group, Inc., on behalf of the TCW Business Unit
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership**
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The TCW Group, Inc., on behalf of the Business Unit ***
	(a)	Amount beneficially owned: 522,500
	(b)	Percent of class: 6.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote none.
		(ii)	Shared power to vote or to direct the vote 522,500
		(iii)	Sole power to dispose or to direct the disposition of none.
		(iv)	Shared power to dispose or to direct the disposition of 522,500

**                                  The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.  In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

***         See Exhibit A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of American Residential Investment Trust, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A.

Item 8.	Identification and Classification of Members of the Group
Not applicable. See Exhibit A.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of March, 2004.

The TCW Group, Inc., on behalf of the TCW Business Unit

By:	/s/ Linda D. Barker
Linda D. Barker Authorized Signatory